EXHIBIT 99.1

Equinor ASA: Information relating to proposed dividend for fourth quarter 2020

Key information relating to the proposed cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for fourth quarter 2020.

Dividend amount: 0.12

Declared currency: USD

Last day including rights: 11 May 2021

Ex-date: 12 May 2021

Record date: 14 May 2021

Payment date: 27 May 2021

The proposed dividend amount is subject to approval by the Annual General Meeting on 11 May 2021.

Other information: Dividend per share in NOK will be communicated 19 May 2021.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act